November 17, 2008

Re: Letter of Resignation

To Whom It May Concern:

Please be advised that, effective November 29, 2008, I am resigning all positions that I hold as an employee, an officer and/or a member of the Board of Directors of Denmark Bancshares, Inc., Denmark State Bank, and Denmark Investments, Inc.

Sincerely,

Mark Looker

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